SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
(Full title of the plan)
S&P Global Inc.
55 Water Street
New York, NY 10041
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

McGraw Hill Financial, Inc.
1221 Avenue of the Americas
New York, NY 10020
(Former name or former address, if changed since last report.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
As of December 31, 2015 and 2014 and
For the Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Financial Statements
and Supplemental Schedule
As of December 31, 2015 and 2014 and
For the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Retirement Plans Investment Committee
S&P Global Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries’ financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

New York, New York
June 27, 2016

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2015	2014
Assets
Investments in McGraw Hill Financial, Inc. Savings Plans
Master Trust Fund, at fair value	$1,814,065	$1,876,992
Fully benefit-responsive investment contracts, at contract value	302,996	335,971
Total plan assets in Master Trust Fund	2,117,061	2,212,963
Self Directed Accounts	11,435	10,974
Contributions receivable:
Employer	24,409	26,073
Notes receivable from participants	9,605	9,632
Total assets	2,162,510	2,259,642

Liabilities
Accrued expenses	222	—
Total liabilities	222	—

Net assets available for benefits	$2,162,288	$2,259,642
See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Statement of Changes in Net Assets Available for Benefits
(In Thousands)

Year Ended
December 31, 2015
Investment gain:
Net investment gain from McGraw Hill Financial, Inc.
Savings Plans Master Trust Fund	$13,240
Net investment gain from Self Directed Accounts	21
Total investment gain	13,261
Interest income on notes receivable from participants	634

Additions:
Contributions:
Employer	57,250
Employee	64,466
Plan transfers	2,946
Total additions	124,662

Deductions:
Benefit payments and withdrawals	(235,396)
Plan transfers	(293)
Administrative expenses	(222)
Total deductions	(235,911)

Net decrease	(97,354)

Net assets available for benefits:
Beginning of year	2,259,642
End of year	$2,162,288
See accompanying notes to the financial statements

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

As of December 31, 2015 and 2014 and
For the Year Ended December 31, 2015
(All dollar amounts in thousands, except otherwise noted)
1. Plan Description
The 401(k) Savings and Profit Sharing Plan (the “Plan”) of McGraw Hill Financial, Inc. (the “Company”) and Its Subsidiaries is a defined contribution plan sponsored by McGraw Hill Financial, Inc. The Plan has a beneficial interest in the McGraw Hill Financial, Inc. Savings Plans Master Trust Fund (the “Master Trust”). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, McGraw Hill Financial, Inc. Stock Account, Money Market Account, Special Equity Account, Core Equity Account, International Equity Account and Target Retirement Funds (the “Investment Accounts”). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self Directed Accounts.
The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.
Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process. Employees who do not make an election to participate will automatically be enrolled in the Plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.
Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service.
Participants may elect to contribute up to 25% of their pre‑tax compensation, up to the annual deferral limit set by the Internal Revenue Code (“IRC”). The annual deferral limit as set by the IRC was $18.0 and $17.5 in 2015 and 2014, respectively. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions.  These catch-up contributions were subject to the Internal Revenue Service (“IRS”) limits of $6.0 and $5.5 in 2015 and 2014, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the IRC. If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant.
Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $265 and $260 in 2015 and 2014, respectively.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

1. Plan Description (continued)
Effective as of January 1, 2012, the Company matches 100% of the first 6% of tax deferred compensation contributed to the Plan by the employee. The Plan limits after tax contributions by highly compensated employees to 3% of earnings.
The assets of the Plan may be invested in the Investment Accounts, as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the age appropriate Target Retirement Fund. The particular Target Retirement Fund used as the default fund is based on the date an individual will turn age 65. There is no limit to the number of investment allocation changes for future allocations.
Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service, an additional 20% after each of the third and fourth years, and the remaining 40% after the fifth year, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to 2006 plan year and prior years will be fully vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.
Non-vested participant benefits are forfeited after a five-year break in service and forfeitures are used to reduce employer contributions for the current plan year. Forfeited participant benefits used to reduce employer contributions for 2015 and 2014 were approximately $1,143 and $1,542, respectively.
The IRC limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59½, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

1. Plan Description (continued)
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.
Profit Sharing
The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $20,499 and $22,082 to the Plan in 2015 and 2014, respectively.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.
Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, “(Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient — consensuses of the FASB Emerging Issues Task Force (“EITF”)”, (“ASU 2015 – 12”). This is a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans. The ASU, which is being released in response to consensuses reached by the EITF, (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts (“FBRICs”), (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, “Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan”. ASU 2015-12 is effective for the Plan in fiscal years beginning after December 15, 2015, with early adoption permitted, and applied retrospectively for Parts I and II and

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)
prospectively for Part III. Management has elected to adopt Parts I and II of ASU 2015-12 effective with the December 31, 2015 financial statements, with retrospective application to all periods presented. Part III is not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent)”, (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early adoption is permitted. Management has elected to adopt ASU 2015-07 effective with the December 31, 2015 financial statements, with retrospective application to all periods presented.
Investment Valuation
The investments of the Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (together, the “Participating Plans”), are pooled for investment purposes in the Master Trust under the agreement entered into with The Northern Trust Company (“Northern Trust”). At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 96%.
All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.
Investments in the Self Directed Accounts are credited with earnings or charged with losses and expenses based on the performance of the individual investments within these accounts. Income and expenses for the investments in the Stable Assets Account are accrued for on a daily basis to allow for the calculation of a daily net asset value.  The Stable Assets Account is credited with earnings or charged with losses on a monthly basis by the Trustee, after account statements are provided by the issuers.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)
In conformity with Accounting Standard Codification 820, “Fair Value Measurements and Disclosures”, (“ASC 820”), assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
• Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
• Level 3 – Unobservable inputs for the asset or liability.
A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the Plan’s valuation methodologies used for the Investment Accounts and the Self Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Investment Accounts: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.
Self Directed Accounts: The Self Directed Accounts hold mutual funds and money market funds valued at the quoted net asset value (“NAV”) of shares held by the Plan at the valuation date.
The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Common stock: Valued at quoted market prices.
Preferred stock: Valued at quoted market prices.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)
US Government securities: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.
Common collective trust funds: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The common collective trust funds seek to provide long-term capital appreciation and income by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index, Standard & Poor’s MidCap 400 Composite Stock Index and other various asset classes. These financial instruments are generally categorized as level 2 instruments in the fair value hierarchy. There are currently no redemption restrictions on these investments and the redemption frequency and notice period are daily. Funding commitments are not applicable for these investments.
McGraw Hill Financial, Inc. common stock: Valued at quoted market prices.
Corporate debt: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.
Mutual funds: Valued at the quoted NAV of shares held by the Master Trust at the valuation date. These financial instruments are generally categorized as Level 1 instruments in the fair value hierarchy.
Asset-backed securities: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2015 and 2014. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Master Trust Level
	as of December 31, 2015
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Common stock	$685,315	$—	$—	$685,315
Preferred stock	3,997	—	—	3,997
US Government securities	—	24,286	—	24,286
McGraw Hill Financial, Inc.
common stock*	179,125	—	—	179,125
Corporate debt	—	169,844	—	169,844
Asset-backed securities	—	47,664	—	47,664
Mutual funds	54,575	—	—	54,575
Total	$923,012	$241,794	$—	$1,164,806

Common collective trust funds measured at net asset value as a practical expedient:
Stock index funds (a)				581,237
Money market fund				71,098
Target date retirement funds (b)				61,477
Short-term investment fund (c)				17,687
Total assets at fair value				$1,896,305

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

	Assets at Master Trust Level
	as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Common stock	$757,206	$—	$—	$757,206
Preferred stock	4,148	—	—	4,148
US Government securities	—	46,301	—	46,301
McGraw Hill Financial, Inc.
common stock*	165,216	—	—	165,216
Corporate debt	—	164,510	—	164,510
Asset-backed securities	—	48,545	—	48,545
Mutual funds	54,058	—	—	54,058
Total	$980,628	$259,356	$—	$1,239,984

Common collective trust funds measured at net asset value as a practical expedient:
Stock index funds (a)				597,658
Money market fund				72,629
Target date retirement funds (b)				35,444
Short-term investment fund (c)				18,604
Total assets at fair value				$1,964,319

* Indicates party-in-interest to the Plan.

(a)	At both December 31, 2015 and 2014, this category of funds includes the Standard & Poor’s 500 Composite Stock Index and Standard & Poor’s MidCap 400 Composite Stock Index.

(b)
At both December 31, 2015 and 2014, this category of funds includes the following Target Retirement funds: Income, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055. At December 31, 2015, Target Retirement 2060 fund was included within the Target Retirement Funds.

(c)
At both December 31, 2015 and 2014, this category of funds includes a short-term investment fund that is a common collective trust vehicle. Any cash that is held in portfolios of separately managed accounts is swept into this short term investment fund.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2015
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$11,435	$—	$—	$11,435
Total Plan assets outside the Master Trust	$11,435	$—	$—	$11,435

	Assets at Plan Level as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$10,974	$—	$—	$10,974
Total Plan assets outside the Master Trust	$10,974	$—	$—	$10,974

Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Contributions
Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.
Payment of Benefits
Benefits are recorded when paid.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Vice-President, Global Benefits and Executive Compensation (the “Plan Administrator”) deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administration of the Plan
The Plan is administered by the Plan Administrator who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.
The investment funds and outside investment advisors for the Plan, excluding the investments in the Self Directed Accounts, are managed by the Retirement Plans Investment Committee and by outside investment managers. The Retirement Plans Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Retirement Plans Investment Committee.
Federal Income Tax Status
The Plan received a determination letter from the IRS dated August 11, 2014 stating that the Plan, as amended, is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The letter dated August 11, 2014, expired on January 31, 2016. A new determination letter was applied for on January 29, 2016. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related Master Trust is tax-exempt.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Accounting principles generally accepted in the United States (“US GAAP”) requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
3. Investments
The investments of the Participating Plans are pooled for investment purposes in the Master Trust under the agreement entered into with Northern Trust. At both December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 96%.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

3. Investments (continued)
At December 31, the Plan’s approximate interest in the Investment Accounts was as follows:

	Market Value		% Interest
	2015	2014	2015	2014
S&P 500 Index Account	$445,752	$457,453	95.3%	95.1%
Stable Assets Account	304,581	336,044	93.0%	93.9%
Retirement Assets I Account	246,881	274,481	96.6%	96.3%
Retirement Assets III Account	201,719	218,676	97.4%	97.0%
McGraw Hill Financial, Inc. Stock	172,345	157,924	95.5%	95.0%
Retirement Assets II Account	162,090	174,643	97.3%	97.3%
International Equity Account	119,978	126,331	96.7%	96.4%
Core Equity Account	109,417	120,144	96.7%	96.9%
S&P 400 Index Account	108,169	110,667	95.5%	94.7%
Money Market Account	67,436	68,942	94.9%	94.9%
Special Equity Account	64,711	78,170	96.7%	96.9%
S&P 600 Index Account	53,865	54,556	95.4%	95.6%
Target Retirement Income	13,771	5,961	94.0%	97.3%
Target Retirement 2030	12,207	8,430	99.5%	99.2%
Target Retirement 2025	7,746	4,996	99.0%	98.7%
Target Retirement 2020	6,942	4,297	100.0%	100.0%
Target Retirement 2035	4,994	1,925	98.4%	96.0%
Target Retirement 2045	3,650	1,366	97.6%	99.2%
Target Retirement 2040	3,633	1,949	97.3%	99.4%
Target Retirement 2055	2,968	1,709	97.9%	94.9%
Target Retirement 2050	2,667	1,400	99.8%	98.2%
Target Retirement 2015	1,508	2,899	100.0%	100.0%
Target Retirement 2060	31	—	83.8%	—

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

3. Investments (continued)

The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts as of:

	December 31
	2015	2014
	(In Thousands)
Assets
Investments, at fair value
Corporate common stock	$685,315	$757,206
Preferred stock	3,997	4,148
US Government securities	24,286	46,301
Common collective trust funds	731,499	724,335
McGraw Hill Financial, Inc. common stock*	179,125	165,216
Corporate debt	169,844	164,510
Asset-backed securities	47,664	48,545
Mutual funds	54,575	54,058

Investments, at contract value
Fully benefit-responsive investment contracts:
	Transamerica Premier Life Ins. (Monumental Life Ins.) - MDA01255TR,
3.19% and 3.37% at December 31, 2015 and 2014, respectively	106,244	112,914
Bank of Tokyo GS-McGHILL14-1, 2.50% and 2.43%
at December 31, 2015 and 2014, respectively	103,551	84,923
Prudential Insurance Co. of America - GA-62450, 2.50%
and 3.12% at December 31, 2015 and 2014, respectively.	106,721	153,131
	2,212,821	2,315,287
Receivables
Due from / (to) broker on pending trades	206	(845)
Total receivables	206	(845)

Liabilities
Accrued investment management expenses	(1,494)	(1,729)
Total liabilities	(1,494)	(1,729)

Net assets of the Master Trust	$2,211,533	$2,312,713

* Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

3. Investments (continued)

A summary of the net investment income for the Master Trust is as follows:

Year Ended
December 31, 2015
(In Thousands)
Investment income
Net appreciation in fair value of investments	$5,576
Dividend and interest income	11,282

Expenses
Administrative and other expenses	(2,435)

Total investment gain	$14,423

Guaranteed Investment Contracts

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
A summary of the synthetic investment contracts for the Plan is as follows:

	December 31
	2015	2014
	(In Thousands)
Synthetic investment contracts	$302,996	$335,971
Total	$302,996	$335,971

The Transamerica Premier Life Insurance contract (Monumental Life Insurance contract), the Bank of Tokyo-Mitsubishi contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the “GIC”s). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

3. Investments (continued)

Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets monthly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the month in which a premature termination occurs.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.
The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.
Self Directed Accounts
Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by the Company’s Retirement Plans Investment Committee.
A summary of net assets at fair value, as of December 31 was as follows:

	2015	2014
	(In Thousands)
Investments
Money markets	$1,141	$954
Mutual funds	10,287	9,965
Total investments	11,428	10,919
Cash	7	22
Due from broker on pending trades, net	—	33
Net assets available to participating Plan	$11,435	$10,974

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

3. Investments (continued)
A summary of the net investment gain of the Self Directed Accounts for the year ended December 31 was as follows:

2015
(In Thousands)
Dividend and interest income	$405
Net realized and unrealized (loss) on mutual funds	(384)
Net investment gain	$21

Derivative Contracts
In the normal course of business, the Plan enters into exchange-traded derivative contracts for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. The Plan holds derivative securities that include forward and futures contracts in the underlying equity portfolios of the International Equity Account and S&P 600 Index Account. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments. The Company has master netting agreements with its respective counterparties under which derivative financial instruments are presented on a net-by-counterparty basis in accordance with Accounting Standard Codification 210, “Balance Sheet”, (“ASC 210”) and Accounting Standard Codification 815, “Derivatives and Hedging”, (“ASC 815”).

The notional and fair values of derivative financial instruments included in the Plan’s investments, and within the Plan’s Master Trust, as of December 31, 2015 and 2014, respectively were as follows:

	December 31, 2015
	(In Thousands)
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	$33,984	$33,835	$374	$224
Forward and futures contracts	—	1,062	—	11
Total	$33,984	$34,897	$374	$235

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

3. Investments (continued)

	December 31, 2014
	(In Thousands)
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	$44,133	$42,574	$1,723	$164
Forward and futures contracts	—	1,412	—	11
Total	$44,133	$43,986	$1,723	$175

4. Plan to Plan Transfers
Employees transferred to and from this Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, which resulted in transfers in of approximately $2,946 and $1,891 in 2015 and 2014, respectively, and transfers out of approximately $293 and $40, respectively.
5. Related-Party Transactions
The Company paid approximately $712 in professional and administrative fees on behalf of the Plan. These transactions qualify as party-in-interest transactions under ERISA.

The Master Trust holds units of common collective trust funds managed by the Trustee, of approximately 434,280 and 440,700 as of December 31, 2015 and 2014, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2015 and 2014, the administrative expenses of the Investment Accounts were allocated to all Participating Plans in the respective Investment Accounts and deducted from the net investment income allocated to the Participating Plans.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
Notes to Financial Statements

7. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

	2015	2014
	(In Thousands)
Net assets available for benefits per the financial statements	$2,162,288	$2,259,642
Less: Amounts allocated to withdrawing participants	(147)	(150)
Add: Adjustments from fair value to contract value for fully
benefit-responsive contracts	6,703	13,190
Net assets per Form 5500	$2,168,844	$2,272,682

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2015
(In Thousands)
Total investment gain per the financial statements	$13,261
Add: Adjustment from fair value to contract value for fully benefit-
responsive investment contracts at December 31, 2015	6,703
Less: Adjustment from fair value to contract value for fully benefit-
responsive investment contracts at December 31, 2014	(13,190)
Total income per the Form 5500	$6,774

8. Subsequent Event
Management has evaluated subsequent events for the Plan through June 27, 2016, the date the financial statements were available to be issued.
On April 27, 2016, S&P Global Inc., formerly known as McGraw Hill Financial, Inc., held its Annual Meeting of Shareholders (the “2016 Annual Meeting”). At the 2016 Annual Meeting, the Company’s shareholders voted on and approved an amendment to the Company’s Restated Certificate of Incorporation to change the name of the Company to “S&P Global Inc.” from “McGraw Hill Financial, Inc.”

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan of
McGraw Hill Financial, Inc. and Its Subsidiaries
EIN #13-1026995 Plan #002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015
(In Thousands)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

Notes receivable from participants*	Interest rates ranging from 4.25% – 10%, maturing through July 15, 2033	$9,605
Self Directed Accounts	Mutual funds and money market funds, presented at fair value	11,435

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries

Date: June 27, 2016	By:	/s/ Peter Palma
	Name:	Peter Palma
	Title:	Vice President, Global Benefits and Executive Compensation; Plan Administrator